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Exhibit 99.1

Bookham Technology plc
3 December 2003

Oxfordshire, UK—3 December 2003: Bookham Technology plc announces that on 1 December 2003 it received notification from The Goldman Sachs Group, Inc that as at close of business on 28 November 2003, The Goldman Sachs Group, Inc was interested, by attribution only, in a total of 7,255,393 shares being 3.35% of the issued share capital of Bookham Technology plc.

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  Exhibit 99.1